As filed with the Securities and Exchange Commission on December 8, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Schering AG

(Name of Subject Company (issuer))

Bayer Schering GmbH

(formerly Dritte BV GmbH)

Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

With copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$873,725,129.43	$93,488.59

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Regulation 240.0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,428,648 ordinary shares, no par value per share, of Schering AG, at a purchase price of EUR 89.36 per share in cash upon the expiration of the initial tender period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 28, 2006 of EUR 1 = $1.3162. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of November 24, 2006 (excluding shares held by Schering AG in treasury) and the number of shares owned by Bayer Schering GmbH as of November 24, 2006.

**

The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to $107.00 per million in value of the transaction, calculated by multiplying the transaction valuation by .000107.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$ 93,488.59	Filing Party:	Bayer Schering GmbH Bayer Aktiengesellschaft
	Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 by Bayer Schering GmbH (formerly Dritte BV GmbH), a limited liability company organized under the laws of the Federal Republic of Germany (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Bayer”) and Bayer relating to the mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to §305(1) of the German Stock Corporation Act, to purchase all of the issued and outstanding bearer shares, no par value (the “Shares”), including those Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Schering”), held by unaffiliated shareholders of Schering, at their request, at a purchase price of EUR 89.36 per Share in cash, with interest in the circumstances and at the rate described in the Offer Document, dated November 30, 2006 (the “Offer Document”). The terms and conditions of the mandatory offer (as it may be amended or supplemented from time to time, the “Mandatory Offer”) are described in the Offer Document, a copy of which was orginally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Tender and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

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Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibits thereto, which exhibits are filed as part of this Amendment:

(a)(5)(B)

English convenience translation of the Draft Resolution on the Transfer of Shares of minority shareholders of Schering AG to Bayer Schering GmbH in a Squeeze-out (incorporated herein by reference to Exhibit (a)(8) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006).*

(a)(5)(C)

English convenience translation of the Transfer Report, dated December 5, 2006, by Bayer Schering GmbH as main shareholder in Schering AG on the Conditions of Transfer of Shares of minority shareholders of Schering AG to Bayer Schering GmbH in a Squeeze-out and the Adequacy of the determined Cash Compensation in connection with a Squeeze-out (incorporated herein by reference to Exhibit (a)(9) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006). *

(a)(5)(D)

English convenience translation of the Independent Expert Opinion on the Determination of the Adequate Cash Compensation in connection with a Squeeze-out pursuant to §327b para. 1 German Stock Corporation Act, dated December 3, 2006, by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (incorporated herein by reference to Exhibit (a)(10) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006). *

(a)(5)(E)

English convenience translation of the Update of the Independent Expert Opinion for the determination of the equity value from September 13, 2006 as of January 17, 2007 in connection with a Squeeze-out, dated December 3, 2006, by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (incorporated herein by reference to Exhibit (a)(11) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006). *

(a)(5)(F)

English convenience translation of the Request pursuant to §327a para. 1 German Stock Corporation Act, dated September 26, 2006 by Bayer Schering GmbH to the Management Board of Schering AG to convene an extraordinary general shareholder meeting to resolve on a Squeeze-out (incorporated herein by reference to Exhibit (a)(12) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006). *

(a)(5)(G)

English convenience translation of the Specified Request pursuant to §327a para. 1 German Stock Corporation Act, dated December 5, 2006 by Bayer Schering GmbH to the Management Board of Schering AG to convene an extraordinary general shareholder meeting to resolve on a Squeeze-out (incorporated herein by reference to Exhibit (a)(13) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006).*

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(a)(5)(H)

English convenience translation of the Custody Account confirmation of Commerzbank AG showing Schering AG shares held by Bayer Schering GmbH, dated December 5, 2006 (incorporated herein by reference to Exhibit (a)(14) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006). *

(a)(5)(I)

English convenience translation of the Custody Account confirmation of Deutsche Bank AG showing treasury shares of Schering AG, dated December 5, 2006 (incorporated herein by reference to Exhibit (a)(15) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006).*

(a)(5)(J)

English convenience translation of Guarantee Declaration pursuant to §327b para. 3 German Stock Corporation Act, dated December 5, 2006, by Commerzbank AG (incorporated herein by reference to Exhibit (a)(16) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006).*

(a)(5)(K)

English convenience translation of the Report on the Examination of the Adequacy of the Cash Compensation for the intended Transfer of the Shares of the Minority Shareholders of Schering AG to Bayer Schering GmbH in connection with a Squeeze-out, dated December 5, 2006, by Dr. Ebner, Dr. Stolz und Partner GmbH (incorporated herein by reference to Exhibit (a)(17) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Schering AG on December 8, 2006).*

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________________

*

These documents do not relate to the Mandatory Offer commenced by the Bidder following the filing of the Statement on November 30, 2006 but instead relate to the proposed “squeeze-out,” or forced transfer of the shares of Schering AG held by the then remaining minority shareholders of Schering AG to the Bidder in exchange for adequate cash compensation to be determined in accordance with German law, as described in the Offer Document. Nothing in these documents amends, restates or changes the terms of the Mandatory Offer in any way. The proposed squeeze-out and related transfer of Schering AG shares of minority shareholders to the Bidder will occur only if and after the extraordinary general shareholders meeting of Schering AG, currently scheduled for January 17, 2007, adopts a resolution approving the squeeze-out and such resolution is subsequently entered into the Commercial Register of Schering AG.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ KARL-HEINZ KLEEDÖRFER
Name: Karl-Heinz Kleedörfer
Title: Senior Executive Corporate Finance

Bayer Schering GmbH

By:	/s/ DR.ARMIN BUCHMEIER
Name: Dr. Armin Buchmeier
Title: Managing Director

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